UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, August 2022

Commission File Number 001-40375

E-Home Household Service Holdings Limited

(Translation of registrant’s name into English)

Floor 9, Building 14, HaixiBaiyue Town

No. 14 Duyuan Road, Luozhou Town

Cangshan District, Fuzhou City 350001

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 2, 2022, E-Home Household Service Holdings Limited (the “Company”) and the Company’s wholly owned Hong Kong subsidiary, E-Home Household Service Holdings Limited (“E-Home Hong Kong”) entered into an equity transfer agreement with Fujian Chuangying Business Science and Technology Co., Ltd., a limited liability company formed in China (“Chuangying”) and Mr. Jianying Lin, the sole shareholder of Chuangying, pursuant to which Mr. Lin agreed to transfer 100% of the equity interests in Chuangying and 10% of the equity interests in each of Fuzhou Funeng Enterprise Management Consulting Co., Ltd. and Fujian Weizhixing Technology Co., Ltd. (the “Chuangying’s Subsidiaries,” which are 90% owned by Chuangying) held by him to E-Home Hong Kong, in consideration for an aggregate of 14,438,584 ordinary shares of the Company valued at RMB38 million (approximately $5.63 million) with a per share issuance price equal to 130% of the average of the Nasdaq closing price for the consecutive twenty trading days preceding July 26, 2022, or $0.39 (the “Chuangying Acquisition Agreement”). Beijing Ningbanghonghe Assets Valuation Firm, a third party appraiser based in Beijing, China, rendered a valuation report, in which the value of total shareholder equity in Chuangying was determined to be approximately RMB39.2 million.

The Chuangying Acquisition Agreement may be terminated prior to the completion of the transaction if any appropriate governmental authority or stock exchange objects to the content or performance of this agreement, leading to this agreement being terminated, revoked, or held to be invalid, or resulting in inability to perform material provisions of the agreement that would seriously affect the business purposes of the parties at the time of entering into this agreement.

The Company relied on the exemption from registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation S in connection with the issuance of the ordinary shares as consideration in the above acquisition.

The foregoing description is qualified in its entirety by reference to the full text of the Chuangying Acquisition Agreement, a copy of the English translation of such agreement is furnished hereto as Exhibit 99.1 and incorporated herein by reference.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-265214) and on Form F-3 (Registration Number 333-259464) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit	Description
99.1	English Translation of Equity Transfer Agreement, dated August 2, 2022, by and among the Company, E-Home Hong Kong, Mr. Jianying Lin and Fujian Chuangying Business Science and Technology Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2022	E-home Household Service Holdings Limited

	By:	/s/ Wenshan Xie
Wenshan Xie
Chief Executive Officer

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